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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                                 VIROLOGIC, INC.
          ------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   92823R201
          ------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2003
          ------------------------------------------------------------
              (Date of Event Which Requires Filing This Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    [ ]  Rule 13d-1(b)

                    [X]  Rule 13d-1(c)

                    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed " for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.        92823R201
         --------------------------

     1.   Names of Reporting Persons                 BB BIOTECH AG
                                    --------------------------------------------

          I.R.S. Identification Nos. of above persons (entities only):    N/A
                                                                      ----------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [X]

          (b)  [ ]

     3.   SEC  Use Only
                        --------------------------------------------------------

     4.   Citizenship or Place of Organization          SWITZERLAND
                                               ---------------------------------

     Number of Shares Beneficially    5.  Sole Voting Power        0
     Owned by Each Reporting                                --------------------
     Person with:
                                      6.  Shared Voting Power    5,726,430
                                                              ------------------

                                      7.  Sole Dispositive Power    0
                                                                 ---------------

                                      8.  Shared Dispositive Power  6,717,423(1)
                                                                    ------------

     9.   Aggregate Amount Beneficially Owned
          by Each Reporting Person             6,717,423(1)
                                   ---------------------------------------------

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

     11.  Percent of Class Represented by amount in Row (9)         15.1%
                                                            --------------------

     12.  Type of Reporting Person (See Instructions)         HC,CO
                                                      --------------------------

(1) Includes 990,993 shares of Common Stock issuable to Biotech Target N.V. upon the exercise of warrants.

CUSIP No.         92823R201
         ----------------------------------

     1.   Names of Reporting Persons            BIOTECH GROWTH N.V.
                                     -------------------------------------------

          I.R.S. Identification Nos. of above persons (entities only):    N/A
                                                                       ---------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [X]

          (b)  [ ]

     3.   SEC  Use Only
                        --------------------------------------------------------

     4.   Citizenship or Place of Organization     NETHERLANDS ANTILLES
                                               ---------------------------------

     Number of Shares Beneficially      5. Sole Voting Power          0
     Owned by Each Reporting                                 -------------------
     Person with:
                                        6. Shared Voting Power     5,726,430
                                                               -----------------

                                        7. Sole Dispositive Power      0
                                                                  --------------

                                        8. Shared Dispositive Power 6,717,423(1)
                                                                    ------------

     9.   Aggregate Amount Beneficially Owned
          by Each Reporting Person              6,717,423(1)
                                   ---------------------------------------------

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [  ]

     11.  Percent of Class Represented by amount in Row (9)      15.1%
                                                            --------------------

     12.  Type of Reporting Person (See Instructions)           CO
                                                      --------------------------

(1) Includes 990,993 shares of Common Stock issuable to Biotech Target N.V. upon the exercise of warrants.

CUSIP No.          92823R201
         ---------------------------

     1.   Names of Reporting Persons         BIOTECH TARGET N.V.
                                     -------------------------------------------

          I.R.S. Identification Nos. of above persons (entities only):   N/A
                                                                      ----------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [X]

          (b)  [ ]

     3.   SEC  Use Only
                        --------------------------------------------------------

     4.   Citizenship or Place of Organization        NETHERLANDS ANTILLES
                                               ---------------------------------

     Number of Shares Beneficially      5. Sole Voting Power         0
     Owned by Each Reporting                                 -------------------
     Person with:
                                        6. Shared Voting Power    5,726,430
                                                              ------------------

                                        7. Sole Dispositive Power     0
                                                                  --------------

                                        8. Shared Dispositive Power 6,717,423(1)
                                                                   -------------

     9.   Aggregate Amount Beneficially Owned
          by Each Reporting Person             6,717,423(1)
                                   ---------------------------------------------

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

     11.  Percent of Class Represented by amount in Row (9)       15.1%
                                                            --------------------

     12.  Type of Reporting Person (See Instructions)            CO
                                                      --------------------------

(1) Includes 990,993 shares of Common Stock issuable to Biotech Target N.V. upon the exercise of warrants.

ITEM 4. OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:                6,717,423(1)
                                    --------------------------------------------

     (b)  Percent of class:                           15.1%
                            ----------------------------------------------------

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote
                                                         -----------------------

          (ii)  Shared power to vote or to direct the vote        5,726,430
                                                           ---------------------

          (iii) Sole power to dispose or to direct the disposition of
                                                                      ----------

          (iv)  Shared power to dispose or to direct the
                   disposition of                             6,717,423(1)
                                                --------------------------------


(1) Includes 990,993 shares of Common Stock issuable to Biotech Target N.V. upon the exercise of warrants.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB BIOTECH AG

       /s/ ROLAND MAIER                         /s/ ADRIAN BRUENGGER
-----------------------------------      --------------------------------------
By:    Roland Maier                      By:    Adrian Bruengger
Its:   Authorized Signatory              Its:   Authorized Signatory
Date:  February 17, 2004                 Date:  February 17, 2004


BIOTECH GROWTH N.V.

       /s/ ROLAND MAIER                         /s/ ADRIAN BRUENGGER
-----------------------------------      --------------------------------------
By:    Roland Maier                      By:    Adrian Bruengger
Its:   Authorized Signatory              Its:   Authorized Signatory
Date:  February 17, 2004                 Date:  February 17, 2004


BIOTECH TARGET N.V.

       /s/ ROLAND MAIER                         /s/ ADRIAN BRUENGGER
-----------------------------------      --------------------------------------
By:    Roland Maier                      By:    Adrian Bruengger
Its:   Authorized Signatory              Its:   Authorized Signatory
Date:  February 17, 2004                 Date:  February 17, 2004

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1: Agreement by and among BB Biotech, BioGrowth and BioTarget with respect to the filing of this disclosure statement.*






----------------------
* Previously filed.